gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.ne

October 31, 2005

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2/A1

File No.: 333-128526

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in Snow & Sail Sport’s business.  The paragraph numbers below correspond to the numbered comments in your October 18, 2005 letter of comment.

Outside Front Cover Page

1.

We have added descriptive sentences on our reasons for filing the registration statement at the end of the second paragraph of the cover page of the prospectus.

2.

We have added the requested disclosure about the steps being taken to have our shares quoted on the OTC Bulletin Board on the Cover Page of the Prospectus and in Risk Factor #8.

3.

At the time of the Company’s founding by Paul Tetreault, the plan was to organize both ski trips in the winter and sailing trips in the summer. To date, the Company has not organized any sailing trips and has no specific timetable as to when it may commence sailing trips.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Prospectus Summary

4.

We  have clarified the reference to the www.skimarket.com website.

5.

We have clarified the disclosure to indicate that the 14.09 refers to the percentage of our total outstanding shares that are being registered in the offering.

Risk Factors

6.

We have edited various Risk Factors as requested.

7.

We have edited various Risk Factors as requested.

S&S has a brief operating history…

8.

Risk Factor #1 has been edited to describe more specifically the risk being disclosed.

Shareholders may be diluted significantly…

9.

Risk Factor #3 has been edited to indicate that issuances of shares may serve to enhance existing management’s ability to maintain control of S&S because the shares may be issued to parties or entities committed to supporting existing management.

We depend completely on our president…

10.

We have revised Risk Factor #4 to indicate that Mr. Tetreault devotes approximately 50% of his time to us. We have made the same disclosure in “BUSINESS – Employees.”

11.

We have deleted third paragraph from this Risk Factor and have moved the questioned disclosure about Mr. Petreault’s ability to sell his shares under Rule 144 to “SELLING STOCKHOLDERS.”

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Our articles of incorporation provide for indemnification…

12.

We have revised the second paragraph of Risk Factor #7 to clarify why the matter discussed in that paragraph represents a risk to shareholders.

Currently there is no public market…

13.

We have revised Risk Factor #8 as requested so as to indicate that a Broker/Dealer has agreed to file an application with the NASD (Rule 211 application) on our behalf.

Any market that develops…

14.

Risk Factor #10 has been revised to describe the risks to investors stemming from the Penny Stock rules.

Any trading markets that may develop…

15.

We have revised Risk Factor 11 and “Plan of Distribution-State Securities-Blue Sky Laws” to describe the significant restrictions posed by blue sky laws and have set forth the states which offer manual exemptions in Plan of Distribution subsection.

There are significant potential conflicts of interest relating to our President…

16.

The disclosures in the Risk Factor have been relocated to “DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS – Possible Potential Conflicts.”

We may be exposed to potential risks resulting from new requirements under Section 404…

17.

We are aware of the extension in compliance date; however, we believe that compliance with Section 404 of Sarbanes Oxley still remains as a risk factor for small companies with few employees.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

For the years ended December 31, 2004…

18.

We have disclosed the name of the entity and expanded the description of the manner in which the relationship works.

Management’s Discussion and Analysis

19.

We have increased the disclosure about the keys to expanding our business.

20.

We have made the changes requested.

21.

We have made the changes requested.

22.

We have included annual costs of $10,000 as the estimated value of costs contributed or paid by our president on our behalf.  Revisions have made to the financial statements and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

23.

We have made the changes requested.

24.

We have made the changes requested.

25.

We have made the changes requested.

Business

Strategy

26.

We have significantly expanded the description of our operations.

27.

We have changed the word “supplier” and added more descriptive language.

28.

We have expanded and clarified our description of ticket pricing throughout the document.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

29.

We have clarified descriptions throughout.

30.

We have indicated that all tours currently originate at ski stores.

31.

We have indicated that Ski Market is currently the only chain used to sell tickets.

32.

We have described our relationship with Ski Market in greater detail.

33.

We have disclosed the number of tours by period.

34.

We have described our relationship with resort operators in greater detail.

35.

We have described our terms and status in obtaining discounts as part of the description of our relationship with resort operators. The key point is our qualifying as a wholesale tour operator.

36.

We have indicated that we only use Sno Search and Ski Market websites.

37.

We have provided the requested disclosure.

38.

We have indicated that we believe that we receive significant amounts of repeat business based on verbal feedback from Ski Market but have no data to quantify the actual level of repeat business.

39.

We have replaced the word “consultants” with more descriptive and accurate words.

40.

We have disclosed Mr. Tetreault’s business interests.

Directors, Executive Officers and Promoters

41.

We have disclosed that Mr. Tetreault has served in various executive capacities with Sports and Leisure Enterprises since its inception and currently devotes 50% of his time to it.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

42.

We have disclosed the name of Mr. Greeley’s firm. It is his only firm.

43.

We have made the requested disclosure.

44.

We have made the required correction in dates.

Certain Relationships and Related Transactions

45.

We have made the disclosures about Sno Search.

Plan of Distribution

46.

We have expanded our disclosure to describe manual exemptions and the use of Mergent.

Available Information

47.

We have inserted the SEC’s new address.

Report of Independent Registered Public Accounting Firm

48.

We have been advised that the Company’s auditors called the Massachusetts (“MA”) State Board of Public Accountancy (“MSB”) and explained the Commission’s concern as expressed in Comment No. 48 and that such auditors advised MSB that no CPA from their office traveled to MA for the audit.   Based upon such representations, MSB advised that there is no licensure requirement since such auditors did not travel to MA.

Statement of Stockholders’ Equity

49.

We have expanded our disclosure to describe the accounting treatment for the additional paid in capital, including a reference to the accounting literature that was used.

gary b. wolff, p.c.

  Counselor At Law

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 31, 2005

Re:

Snow & Sail Sports, Inc.

Registration Statement Form SB-2

File No.: 333-128526

Note 2

50.

Disclosure has been added.

Signatures

51.

The principal accounting officer has signed the registration statement.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/  Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Snow & Sail Sports, Inc.

Mantyla McReynolds, LLC